UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021
Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In July 2021, Sanofi issued the financial statements and half year management report attached hereto as Exhibit 99.1 and 99.2 which are incorporated herein by reference.

2021 HALF-YEAR FINANCIAL REPORT

Table of Contents

1.	CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2
	CONSOLIDATED BALANCE SHEETS – ASSETS	2
	CONSOLIDATED BALANCE SHEETS — SHAREHOLDERS’ EQUITY AND LIABILITIES	3
	CONSOLIDATED INCOME STATEMENTS	4
	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
	CONSOLIDATED STATEMENTS OF CASH FLOWS	9
	NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021	11
	INTRODUCTION	11
	A/ Basis of preparation of the half-year financial statements and accounting policies	11
	B/ Significant information for the first half of 2021	15
	C/ Events subsequent to June 30, 2021	39
2	HALF-YEAR MANAGEMENT REPORT	40
	A/ Significant events of the first half of 2021	40
	B/ Events subsequent to June 30, 2021	43
	C/ Consolidated financial statements for the first half of 2021	44
	D/ Risk factors and related party transactions	62
	E/ Outlook	63
	F/ Appendix – Research and Development Pipeline	65
3	STATUTORY AUDITORS’ REPORT	67
4	RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT	68

Exhibit List

Exhibit No.		Description

Exhibit 99.1	Condensed half-year consolidated financial statements for 2021
Exhibit 99.2	2021 Half-year management report, Statutory Auditors’ Report and Responsibility Statement

Exhibit Index

Exhibit No.		Description

Exhibit 99.1	Condensed half-year consolidated financial statements for 2021
Exhibit 99.2	2021 Half-year management report, Statutory Auditors’ Report and Responsibility Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2021		SANOFI

	By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets